Via EDGAR

April 7, 2017

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Select Energy Services, Inc.

Registration Statement on Form S-1
File No. 333-216404

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Select Energy Services, Inc. (the “Company,” “we,” “us” or “our”) hereby confidentially submits its currently expected pricing terms of the initial public offering (the “Offering”) of its Class A common stock, par value $0.01 per share (the “Common Stock”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K, the number of shares of Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering. The Company expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-216404 (the “Registration Statement”).

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of April 7, 2017. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company currently proposes to price the Offering with a bona fide price range of $15.00 to $18.00 per share of Common Stock, with a midpoint of $16.50 per share. In the Offering, the Company proposes to sell up to 10,600,000 shares of Common Stock. The selling shareholders would also grant the underwriters a 30-day option to purchase up to an aggregate of 1,590,000 additional shares of Common Stock to cover over-allotments. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.  Moreover, in the event of future market volatility, the valuation and offering size may be adjusted.  In addition, as discussed previously with the Staff, certain of the selling shareholders have the right to withdraw their shares from the offering on or before April 10, 2016.  If such selling shareholders withdraw, we would not expect the overall size of the offering or the underwriters’ option to be reduced.

Additionally, the Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. We expect to incorporate these marked changes into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Please direct any questions that you have with respect to the foregoing to David Oelman or Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3708 and (713) 758-3638, respectively.

Very truly yours,

SELECT ENERGY SERVICES, INC.

By:	/s/ John D. Schmitz
Name:	John D. Schmitz
Title:	Chairman and Chief Executive Officer

Enclosures

cc:                                David P. Oelman, Vinson & Elkins L.L.P.

Alan Beck, Vinson & Elkins L.L.P.

Hillary H. Holmes, Baker Botts L.L.P.